Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2024
The following discussion and analysis of financial condition and results of operations (“MD&A”) is dated September 24, 2024 and provides information which the management of Perfect Corp. believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Perfect Corp. for the six months ended June 30, 2024 and 2023. This MD&A should be read together with Perfect Corp.’s condensed consolidated interim financial statements and related notes for the six months ended June 30, 2024, which are attached as Exhibit 99.1 to our Form 6-K furnished to the SEC on September 24, 2024 (the “Interim Financial Statements” or “our Interim Financial Statements”), and Perfect Corp.’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2023, which are included in our annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”). In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Our Results of Operations”. Unless the context otherwise requires, all references in this section to “Perfect,” the “Company,” “we,” “us” and “our” refer to Perfect Corp. and its consolidated subsidiaries. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.
Perfect’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Perfect’s consolidated financial statements, see the section entitled “Basis of Presentation.”
Certain figures included in this discussion and analysis have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of the rounded figures but on the basis of the amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Perfect’s consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
Company Overview
Founded in 2015, we are the leading beautiful artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) technology company offering AI- and augmented reality (“AR”)- powered solutions dedicated to making the world beautiful. We operate a hybrid business model of enterprise business (B2B business) and direct consumer business (B2C business). Our platform transforms how brands and consumers interact and create opportunities to connect that were previously unimaginable. With our cutting-edge, hyper-realistic virtual try-on solutions, we are transforming the traditional online and in-store shopping journey by creating instant, seamless and engaging omni-channel shopping experiences.
For our B2B business, we offer AI- and AR- powered solutions tailored to the beauty and fashion industry. We empower beauty, skincare clinics, med spa, jewelry, fashion brands and retailers by providing subscription-based tech modules that enable them to offer beauty product virtual try-on experiences to their end consumers across multiple channels and product groups. As of June 30, 2024, our cumulative customer base includes 686 brands, including global industry leaders such as Estée Lauder Group, LVMH Group, COTY Group and Shiseido Group, with over 774,000 digital stock keeping units (“SKUs”) for makeup, hairstyles, haircare, skincare, eyewear, and jewelry products, and over 10 billion virtual product try-ons annually. We have 151 Key Customers within our customer base as of June 30, 2024.1.
For our B2C business, we primarily offer five mobile apps under the “YouCam” suite and online services featuring AI- and AR- technologies. The flagship mobile apps, YouCam Makeup, YouCam Perfect, YouCam Video, YouCam Enhance and YouCam AI Pro, along with online editing services YouCam Online Editor provide users with virtual try-ons, beauty camera / portrait retouching, photo / video enhancement / editing features and Generative AI features for selfies, avatars and generative imaging. These apps and online services, powered by our AI- and AR-technologies, have attracted a growing number of active subscribers, reaching over 919,000 active subscribers as of June 30, 2024, up from over 879,000 active subscribers as of December 31, 2023. Our B2C business also provides us with a unique opportunity to pilot our latest AI- and AR-innovations directly in the end consumer market, which may, in turn, benefit our B2B business.
We have achieved significant scale and steady growth since our inception in 2015. Our total revenue increased to $28.2 million for the six months ended June 30, 2024, up from $24.8 million for the same period in 2023. This increase is primarily driven by the growth of our AI- and AR- powered cloud solutions, increased subscription revenue, and rapid advancements in AI- and AR- technologies. We recorded a net income of $1.4 million for the six months ended June 30, 2024, compared with a net income of $0.5 million for the six months ended June 30, 2023, primarily due to our continued revenue growth. Our momentum in acquiring new brands customers remains solid, growing to 686 cumulative brands as of June 30, 2024, from 645 cumulative brands as of December 31, 2023. As we grow and continue to expand our product offerings, we expect to significantly increase our brand presence and provide a comprehensive suite of products that extends beyond the beauty and fashion industries.
Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following factors:
Overall adoption rate of AI- and AR-technologies in beauty and fashion industries
Our results of operations are affected by the overall growth and adoption of AI- and AR-technologies in the beauty and fashion industries, which are, in turn, affected by customer demand for these technologies and the pace of brands’ digital transformation. Any changes or innovations in the beauty and fashion industries and our ability to adapt to such changes or innovations promptly could affect our business and results of operation.
Despite the rapid pace of digital transformation in recent years, the adoption of AI- and AR- technologies among beauty and fashion brands and retailers remains relatively low. We see significant opportunities to advance the digitization and proliferation of AI- and AR-solutions in the beauty and fashion industries. We believe that, with our unique technological capabilities and extensive collection of training data sets from over 10 billion real-life try-ons annually, we can strengthen our market leadership in the beauty AI- and AR-SaaS industry and drive adoption of AI- and AR- technologies among beauty and fashion brands and retailers.
Overall adoption rate of our premium mobile app subscriptions
Our results of operations are affected by the overall growth and renewal of the premium subscription versions within our YouCam suite. We observe significant opportunities for growth in mobile app monetization through the rollout of new apps and the enhancement of our premium features to convert free users into paying customers. With the latest Generative AI technologies unlocking a new wave of visual
1 “Key Customer” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

creation capabilities, we observe a steady demand from end users integrating these paid apps into their daily digital lifestyles.
Our ability to monetize our services
We offer a diverse range of AI- and AR- powered solutions, including virtual try-ons for makeup, nail art, hairstyles, beard dye and styling, eyewear, and jewelry, advanced skin diagnostic technology, foundation shade finder and our interactive platform. Our solutions can be deployed across various channels and platforms, including brand-owned channels, such as brands’ official mobile apps and websites, in-store kiosks, as well as leading third-party platforms, including Alphabet (Google and YouTube), Snap, WeChat, Douyin and Alibaba (Taobao and Tmall).
We are able to provide customized solutions tailored to each brand. For details of our products and services, see “Item 4. Information on the Company – B. Business — Overview – Our Business” of the Annual Report. For details of revenue recognition of our products and services, see “— Components of Results of Operations — Revenue” of the MD&A and Note 4 “Summary of Significant Accounting Policies” to our Interim Financial Statements. The following table sets forth a breakdown of our revenue for the periods indicated based on the types of customers:

	Six months ended June 30,
	2023		2024
	US$’000	% of total revenue	US$’000	% of total revenue
Revenue from brands	12,503	50.4%	10,865	38.5%
Revenue from Key Customers(1)	11,912	48.0%	9,775	34.6%
Revenue from non-Key Customer brands(2)	591	2.4%	1,090	3.9%
Revenue from mobile apps subscribers	11,737	47.3%	16,756	59.4%
Revenue from advertisement network service providers	580	2.3%	496	1.8%
Others	12	0.0%	77	0.3%
Total revenue	24,832	100%	28,194	100%

Notes:
(1)    Represents 95.3% and 90.0% of our revenue from brands for the six months ended June 30, 2023 and 2024, respectively.
(2)    Represents 4.7% and 10.0% of our revenue from brands for the six months ended June 30, 2023 and 2024, respectively.
Our ability to increase revenue from B2B business depends in part on retaining our existing brand customers and expanding their use of our services. In managing our B2B business, our management vigilantly monitors the revenue contribution from our Key Customers, as these metric provide reliable insights into the growth of our B2B business, due to the following reasons: (i) revenue from Key Customers accounted for approximately 48.0% and 34.6% of our total revenue for the six months ended June 30, 2023 and 2024, respectively; and (ii) revenue from Key Customers represented 95.3% and 90.0% of our total revenue from brands for the six months ended June 30, 2023 and 2024, respectively.

As we strengthen long-term relationships with existing brands, we aim to increase the average recurring fees per brand through a combination of cross-selling across sister brands, geographies and verticals of beauty and luxury groups, and upselling incremental SKUs, modules and functions to beauty brands. We believe the stickiness and scalability of our platform well positions us to capture this monetization opportunity.
In addition to the Key Customers, which are major brand customers, we also generate revenue from other customers. Revenue from non-Key Customers contributed 2.4% and 3.9% of our total revenue as of June 30, 2023 and 2024, respectively. Such non-Key Customers primarily include non-Key Customer brands, consumers subscribing for premium value-added functions in our mobile apps and advertisement network service providers that display advertisements in our mobile apps.
Our ability to generate revenues from our B2C business primarily depends on our ability to retain current paying subscribers and convert free app users into paying subscribers. Since 2022, our mobile app business has experienced significant growth due to the adoption of the following multifaceted approach. Firstly, our freemium model of YouCam apps attracts users to download and explore various features, while we continuously introduced and upgraded premium features, enticing free app users to subscribing for our services and retaining our existing subscribers. Secondly, we bolstered our cross-promotion efforts among our YouCam suite of mobile apps and executed strategic marketing campaigns such as search engine optimization (SEO) to strengthen our brand recognition. Thirdly, by continuously introducing new mobile apps within YouCam suite into the market, we expanded our avenues for monetization. Fourthly, we skillfully increased subscription prices while maintaining competitiveness. Lastly, our subscriber base grew as more users opt in. These combined efforts fueled our B2C business’s impressive growth.
We manage our B2C business by closely monitoring metrics such as MAUs and monthly active subscribers, and benchmark against the product ratings and functionalities of our primary mobile app competitors, so that we can identify which features are key drivers for converting free app users into paying subscribers. We observed a steady growth in our average monthly active subscribers from approximately 705 thousand as of June 30, 2023 to approximately 903 thousand as of June 30, 2024, primarily driven by the sustained demand for our YouCam mobile beauty app services from subscribers. This increase in subscribers not only reflected our successful efforts in converting free app users to paying subscribers, but also highlights our ability to monetize our mobile app services. The following table sets forth our average MAUs and average monthly active subscribers of our mobile apps for the periods indicated:

	Six months ended June 30,
	2023	2024
Average MAUs (in millions)	14.4	11.9
Average monthly active subscribers (in thousands)(1)	705	903

Note:
(1)    Monthly active subscribers refer to paying users who subscribe to our mobile apps’ premium functions and maintain an active subscription at the end of the measured month.
We also generated advertisement revenue from advertisement network service providers that display advertisements in our mobile apps. The advertisement revenue is being gradually phased out over the past two years, as it is no longer a core component of our revenue strategy for mobile apps. Our primary focus has shifted towards a premium subscription model rather than monetization through the display of third-party advertisements via advertisement network service providers.

Our primary business strategies at current stage focus on strengthening our market leadership in providing AI- and AR-SaaS solutions to brand customers and expanding the distribution and monetization of mobile apps to individual consumers. We plan to distribute resources evenly between developing our premium mobile apps for individual customers and enhancing our SaaS offering for brand customers. Conversely, we will progressively allocate fewer resources to our traditional advertisement services, and consequently, our revenue from advertisement network service providers will become increasingly insignificant in proportion to our total revenue in the foreseeable future.
Our ability to expand into new verticals and grow our brand base.
Our vision is to transform the world with digital tech innovations that make the world more beautiful, by partnering with both global beauty and luxury groups and indie brands. We see significant growth opportunities among indie beauty brands, and we are committed to continuing providing them with seamless and user-friendly solutions, recognizing that capturing this brand base is crucial for driving the future growth of our own brand base.
Leveraging our extensive industry and technology expertise, along with our broad customer network that we have established in the beauty AI- and AR-SaaS industry, we aim to further expand our product offering into complementary categories and broaden our product portfolio beyond beauty to further grow our brand base. We have already made inroads into luxury and fashion industries, including jewelry, eyewear, watches, and accessories, and now are exploring opportunities beyond fashion industry, such as solutions for hair salons, med-spa and aesthetic non-surgical beauty treatments. Some of these services have already been in place, and we are actively engaging with various businesses in these areas.
We are uniquely positioned to integrate our industry-leading facial solutions with these new categories. For example, with respect to jewelry, we can provide a solution which enables consumers to virtually try on earrings, watches, rings and bracelets with virtual makeup applied at the same time This capability is challenging for a jewelry AI- and AR-vendor to replicate given the complexity of AI- and AR-makeup. Ultimately, our goal is to expand our product offerings, achieve widespread adoption, and provide a comprehensive suite of products that extends beyond the beauty and fashion industries.
Our ability to manage and improve operating efficiency
Our results of operations partly depend on our ability to effectively manage our costs and expenses. As we scale our business and advance our technology, we anticipate that marginal operating costs and expenses may decrease. We expect our customer acquisition efforts to benefit from our strong brand recognition and word-of-mouth referrals as we expand our brand customer base.
Our continued investment in technology also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. In addition, we believe that we will continue to benefit from economies of scale as we continue to actively manage the level of our general and administrative expenses. Certain expenses, such as the professional advisors’ fees in connection with our ongoing reporting obligations as a public company, however, may negatively affect our profitability in the next few years.
Our people and technology
We are committed to investing in our people and technology, as these are essential for delivering innovative solutions and services that meet our customer needs, expanding our customer base, and maintaining our market leadership in the beauty AI- and AR-SaaS industry.
We have invested considerable resources in our people. We recruit talents from renowned universities and academic institutions across various regions. We have built up a comprehensive talent development program that includes diverse training programs featuring lectures, senior experience sharing, study groups, and participation in conferences and external forums. We also foster a working environment that motivates employees to raise questions and adopts a problem-solving mindset. Our ultimate goal is to retain these talents in the long term and turn them into valuable asset for our business success.
We have also invested a substantial portion of our resources in technology development, recognizing it as the cornerstone of our business success. By collaborating with prestigious universities and research labs, we bring emerging talents and cutting-edge technologies from academic institutions to our Company, bridging the gap between academic research and commercial application. This collaboration offers us unique opportunities to access innovative ideas and latest technology developments at an early stage, allowing us for proactive planning. Additionally, we are committed to continually improving and upgrading our technologies to ensure the highest quality to our customers. We believe these efforts are crucial to our business, as the success of our AI- and AR-powered solutions relies on technology that provides exceptional accuracy, scalability, and performance.
Basis of Presentation
Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting". All intercompany accounts and transactions have been eliminated on consolidation. For the purposes of presenting the Interim Financial Statements, our assets and liabilities and our foreign operations (including subsidiaries in other countries that use currencies which are different from our functional currency) are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences, if any, are recognized in other comprehensive income and accumulated in equity.
Components of Results of Operations
Revenue
Our revenue sources include three major components: AI- and AR- cloud solutions and subscription, licensing and advertisement. We would anticipate the revenue contribution from licensing and advertisement becoming increasingly insignificant, as we progressively allocate fewer resources to these areas and instead focus on strengthening our market leadership to provide AI- and AR- SaaS subscription solutions for brand customers and individual customers.
(1)AI- and AR- cloud solutions and subscription
For AI- and AR- cloud solutions and subscription, we provide online cloud-based services to our customers, primarily including virtual try-on solutions for our brand customers and app premium subscriptions for our individual customers.
Our typical contract terms with brand customers range from three months to several years, with one-year term being the most common. Our contract terms are determined based on the following considerations: (1) the functionality of the subscribed modules (e.g., makeup, skincare, hair, nail); (2) the duration of the service; (3) the geographical coverage, such as the number of countries / regions for module deployment or the number of website domains for integration into our module; (4) the maximum number of SKUs that a brand can utilize at the same time; and (5) any additional manpower hours required for customization, if any.
Furthermore, depending on the nature of the services provided, the charges of brand customers can be further divided to one-time fees, recurring fees, or a combination of both. One-time fees are made up of service setup fee, customization fee, and console base fee, which allow brands to create a brand console account on our platform for uploading and managing SKUs. Recurring fees are related to granting customers access to the modules throughout the contract period. These fees are recurring as the service is time-limited and scope-limited, requiring renewal upon the expiration of the service term.
In terms of the premium value-added features in our mobile apps to which individual customers subscribe through Apple App Store and Google Play, we currently offer monthly and yearly subscription plans. The pricing of such premium services varies by country. We recognize revenue from such services based on the fulfilled contract obligations for each month.
(2)Licensing
We collect licensing fees from (1) licensing self-developed technologies, which include offline SDK and AI- and AR- offline solutions to brand customers, and (2) licensing customized mobile apps designed and created based on customers’ specifications that do not require continuous support from our backend cloud computing infrastructure. In this scenario, the mobile apps are operated by customers on their own infrastructure, with no additional supporting services required from us after delivery to customers.
Furthermore, depending on the type of the licensing services provided, brand customers may elect to renew licensing agreements with us, as the right to use our intellectual property is only granted to them for a specific period. We collect recurring revenue from the renewal of licensing agreements by customers. We generate recurring revenue from renewals of these licensing agreements by customers.
(3)Advertisement
Advertisement revenue is generated from the advertisements displayed by advertisement network service providers in our apps. The consideration of such service is determined based on the frequency of click or impression of the advertisement, which should be treated as a variable consideration. The typical contract term is for one month. The numbers of advertisements are delivered and the associated fees are tracked on a daily basis, and we recognize revenue on a monthly basis based on the daily collected information.
For further details on our revenue recognition, see Note 4 “Summary of Significant Accounting Policies” to our Interim Financial Statements.
Cost of Sales and Services
Our cost of sales and services primarily consists of kiosk hardware cost, certain research and development personnel-related expenses allocated to cost of sales and services which are directly related to revenue and services activities, warranty provision as well as third-party payment processing fees for distribution partners such as Google and Apple. We expect that our cost of sales and services will increase in absolute dollars in tandem with the growth of our businesses in the foreseeable future, as we continue to invest and broaden our product offerings and scale up our business operations.
Sales and Marketing Expenses
Our sales and marketing expenses consist of personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in sales and marketing, advertising and promotional fees, cloud-hosting fees as well as allocated facilities and information technology costs. We plan to continue to invest in sales and marketing to grow our customer base and increase our brand awareness. As such, we expect sales and marketing expenses to increase in absolute dollars. In the near term, we anticipate fluctuations in sales and marketing expenses as a percentage of revenue due to our investments in accelerating market adoption of our AI- and AR-technologies, while we expect the sales and marketing expenses to decrease in the long term as we achieve and benefit from greater scale.

General and Administrative Expenses
Our general and administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate operations, including administration, legal, human resources, accounting and finance. Personnel-related expenses primarily include salaries, benefits, and share-based compensation. In addition, general and administrative expenses also include allocated facilities costs, such as rent, depreciation expenses, professional service fees and other general corporate expenses.
Furthermore, we have incurred and expect to further incur expenses as a result of becoming a public company since October 2022, including costs for complying with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute dollars as we scale up our business operations.
Research and Development Expenses
Our research and development expenses primarily consist of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other associated corporate costs.
We expect our research and development expenses to increase in the future as we expand our team of technology and product development professionals and continue to invest in technology infrastructure and innovative AI- and AR-solutions to enhance and broaden our product offerings.
Interest Income
Our interest income primarily consists of interests earned on bank deposits and financial assets at amortized costs.
Other Income
Our other income primarily consists of subsidies from local government and VAT adjustments. We do not expect material subsidies from local government in the foreseeable future.
Other Gains and Losses
Our other gains and losses primarily consist of losses on financial liabilities at fair value through profit or loss (“FVTPL”) and foreign exchange gains and losses. The FVTPL is primarily associated with our outstanding warrants.
Finance Costs
Our finance costs primarily consist of interest expenses on our lease liabilities.
Income Tax Benefit (Expense)
Our income tax expense primarily consists of current income tax expenses. As a global company, we are subject to income taxes in the jurisdictions where we do business. These foreign jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets and liabilities as well as changes in tax laws. Currently, the applicable tax rate in our headquarters in Taiwan is 20% while the tax rate for unappropriated earnings is 5%.

Results of Operations
Our results of operations for the six months ended June 30, 2023 and 2024 are presented below:

	Six months ended June 30,
($ in thousands)	2023	2024
Revenue	$24,832	$28,194
Cost of sales and services	(5,024)	(5,971)
Gross profit	19,808	22,223
Operating expenses
Sales and marketing expenses	(12,585)	(14,184)
General and administrative expenses	(5,427)	(4,614)
Research and development expenses	(5,396)	(6,010)
Total operating expenses	(23,408)	(24,808)
Operating loss	(3,600)	(2,585)
Non-operating income and expenses
Interest income	4,609	3,952
Other income	7	14
Other gains and losses	(459)	(291)
Finance costs	(5)	(10)
Total non-operating income and expenses	4,152	3,665
Income before income tax	552	1,080
Income tax benefit (expense)	(63)	314
Net income	$489	$1,394

Comparison of Six Months Ended June 30, 2023 to Six Months Ended June 30, 2024
Revenue
Total revenue increased by $3.4 million, or 13.5%, from $24.8 million for the six months ended June 30, 2023 to $28.2 million for the six months ended June 30, 2024. The steady increase was primarily attributable to an increase by 18.5% of our revenue generated from AI- and AR- cloud solutions and subscription from $21.4 million for the six months ended June 30, 2023 to $25.3 million for the same period in 2024, which was primarily driven by the stable demand for our online virtual product try-on solutions from brand customers and robust growth momentum in our mobile beauty app subscriptions. However, such increase was offset by (i) the decrease by 20.4% of our licensing revenue, from $2.9 million for the six months ended June 30, 2023 to $2.3 million for the same period in 2024, and (ii) the decrease of our advertisement revenue from $0.6 million for the six months ended June 30, 2023 to $0.5 million for the same period in 2024, as a result of our strategy of allocating less resources to licensing services and advertisement services. We expect the licensing revenue and advertisement revenue will become increasingly insignificant, as we continue to focus on strengthening our market leadership to provide AI- and AR- SaaS subscription solutions for our brand customers and individual customers.
With respect to geographical contribution, revenue from the United States remains stable for the six months ended June 30, 2024, compared to the same period in 2023, being $11.3 million, revenue from Japan has increased by 24.7% from $2.2 million for the six months ended June 30, 2023 to $2.7 million for the same period in 2024, and revenue from France has increased by 22.6% from $2.0 million for the six months ended June 30, 2023 to $2.4 million for the same period in 2024. Revenue outside of these three major countries have grown by 24.7% from $9.4 million for the six months ended June 30, 2023 to $11.8 million for the same period in 2024.
Cost of Sales and Services
Cost of sales and services increased by $1.0 million, or 18.8%, from $5.0 million for the six months ended June 30, 2023 to $5.9 million for the six months ended June 30, 2024. The increase was primarily due to the increase in payment processing fees paid to third-party digital distribution platforms such as Apple App Store and Google Play resulting from the increase in our mobile app subscription revenue.
Gross Profit
Gross profit increased by $2.4 million, or 12.2%, from $19.8 million for the six months ended June 30, 2023 to $22.2 million for the six months ended June 30, 2024. Despite the continuous increase in gross profit, our gross margin slightly decreased by 1.0% from 79.8% for the six months ended June 30, 2023 to 78.8% for the six months ended June 30, 2024. The slight decrease in gross margin was primarily due to the sustained increase in third-party payment processing fees paid to digital distribution partners such as Google and Apple related to the growth in our mobile app subscription revenue.
Total Operating Expenses
Total operating expenses increased by $1.4 million, or 6.0%, from $23.4 million for the six months ended June 30, 2023 to $24.8 million for the six months ended June 30, 2024. The increase was primarily associated with higher sales and marketing expenses and research and development expenses, which were partially offset by a slight decline in general and administrative expenses.
Sales and Marketing Expenses
Sales and marketing expenses increased by $1.6 million, or 12.7%, from $12.6 million for the six months ended June 30, 2023 to $14.2 million for the six months ended June 30, 2024. The increase was primarily due to the increase in marketing events and advertising costs for our mobile apps and cloud computing costs.
General and Administrative Expenses
General and administrative expenses decreased by $0.8 million, or 15.0%, from $5.4 million for the six months ended June 30, 2023 to $4.6 million for the six months ended June 30, 2024. The decrease was primarily due to lower corporate expenses and enhanced operational efficiencies.
Research and Development Expenses
Research and development expenses increased by $0.6 million, or 11.4%, from $5.4 million for the six months ended June 30, 2023 to $6.0 million for the six months ended June 30, 2024. The increase was primarily due to the increase of our research and development headcount and related personnel costs.
Total Non-operating income and expenses
Total non-operating income and expenses decreased by $0.5 million, or 11.7%, from $4.2 million for the six months ended June 30, 2023 to $3.7 million for the six months ended June 30, 2024. The increase was primarily due to the decrease of interest income and other gains and losses.
Interest Income

Interest income decreased by $0.7 million, or 14.3%, from $4.6 million for the six months ended June 30, 2023 to $4.0 million for the six months ended June 30, 2024. The decrease was primarily attributable to reduced balance of time deposits, which were used to purchase the 16,129,010 Class A ordinary shares, at a price of $3.10 per share, that are validly tendered and not properly withdrawn by the shareholders before December 26, 2023, in an aggregate amount of approximately $50.0 million (excluding fees relating to the tender offer), pursuant to the tender offer launched by the Company on November 27, 2023.
Other Gains and Losses
Other gains and losses decreased by $0.2 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.
Net Income
As a result of the foregoing, our net income for the six months ended June 30, 2024 was $1.4 million, compared to $0.5 million for the six months ended June 30, 2023.
Adjusted Net Income (Non-IFRS)
Our adjusted net income was $2.8 million for the six months ended June 30, 2024, compared to adjusted net income of $2.2 million in the same period of 2023. See “— Use of Non-IFRS Financial Measures” below for more information.
Use of Non-IFRS Financial Measures
In addition to the measures presented in our consolidated financial statements, we use certain non-IFRS financial measures, including adjusted net income (loss), as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan. We define these non-IFRS financial measures as follows:
Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs2, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. Starting from the first quarter of 2024, we no longer exclude foreign exchange (gain)/loss from adjusted net income (loss). As we transitioned to using the U.S. dollar as the functional currency for certain subsidiaries in 2023, our foreign exchange (gain)/loss, which historically have predominantly been unrealized, have not been material since 2023. The majority of the above-mentioned adjustments relate to items in zero tax jurisdictions. With respect to non-zero tax jurisdictions, any related deferred tax assets do not qualify for recognition because of the cumulative losses. Hence, none of the adjusted net income (loss) for the six months ended June 30, 2023 and 2024 was subject to income tax effects. For a reconciliation of adjusted net income (loss) to net income (loss), please see the following reconciliation table.
2 The one-off transaction cost in the first half of 2023 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction. No such cost was incurred in the same period of 2024.

	Six months ended June 30,
($ in thousands)	2023	2024
Net Income	$489	$1,394
One-off Transaction Costs	33	—
Non-Cash Equity-Based Compensation	1,441	1,437
Non-Cash Valuation (Gain)/Loss of Financial Liabilities	244	(46)
Adjusted Net Income (Loss)[3]	$2,207	$2,785
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income (loss) are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income (loss) provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.
Liquidity and Capital Resources
Since inception, we have financed our operations mainly through equity contributions from our shareholders and payments received from our customers. As of June 30, 2024, we had cash and cash equivalents of $120.8 million, which primarily consisted of checking accounts, demand deposits and time deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars, and we do not currently enter into any hedging arrangements. In addition, we have 6-month time deposits of $38.0 million classified as current financial assets at amortized cost according to IFRS and we do not have any loan and bank borrowings as of the same date. Our net income increased from $0.5 million for the six months ended June 30, 2023 to $1.4 million for the six months ended June 30, 2024, primarily due to the Company’s continued revenue growth and effective cost control.
We believe that our cash and cash equivalents, including the cash we obtained from the Business Combination, and our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this MD&A and sufficient to fund our operations. As of the date of this MD&A, there has been no material change to our liquidity position since December 31, 2023. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or we may delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.
3 In accordance with the changed definition of “adjusted net income (loss)” that is detailed in the “Use of Non-IFRS Financial Measures” section above, we have made a retrospective adjustment to our adjusted net income for the six months ended June 30, 2023 not adjusting for “foreign exchange gain (loss)” (which amounted to a loss of $215,000 for the period, as previously disclosed in our Form 6-K furnished to the SEC on July 25, 2023).

Our cash requirements for the six months ended June 30, 2024 and any subsequent interim period primarily include our capital expenditure, lease obligations, contractual obligations and other commitments. Our capital expenditures are primarily related to purchase of certain servers in our ordinary course of business and ERP system upgrade, which has been immaterial from a dollar amount perspective. From January 1, 2024 through June 30, 2024, we incurred capital expenditure of less than $0.3 million. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities. From a dollar amount perspective, both lease obligations and contractual obligations have been immaterial. In addition, we will consume cash for additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. Furthermore, as part of our growth strategy, we have plans to further invest in research and development, develop new AI- and AR-solutions, broaden our customer bases in the beauty industry, and expand into synergistic categories like skin and fashion solutions. These new developments and expansions may generate long-term cash requirements. We intend to continue to fund our future material cash requirements with net proceeds in connection with our Business Combination, equity contributions from our shareholders and payments received from our customers. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
On October 28, 2022, we completed the Business Combination. In connection with the Business Combination, holders of 21,651,203 Provident Class A Ordinary Shares, or 94.14% of the shares with redemption rights, exercised their right to redeem their shares for cash. Given a significant number of Provident shareholders elected to redeem their shares prior to the consummation of the Business Combination, our gross proceeds from the Business Combination accordingly reduced compared to a no redemption scenario. Nevertheless, we raised $105 million from PIPE Investors and FPA Investors, which, together with the proceeds from non-redeeming Provident shareholders, amounted to $119 million in gross proceeds, and added $113 million in net proceeds to our balance sheet.
We would receive the proceeds from any exercise of any outstanding Warrants that are exercised for cash pursuant to their terms. Assuming the exercise for cash of all of the 20,849,975 Warrants, consisting of 11,499,975 Perfect Public Warrants, 6,600,000 Perfect Private Placement Warrants and 2,750,000 Perfect Forward Purchase Warrants, we would receive an aggregate of approximately $239.8 million, but would not receive any proceeds from the resale of Class A Ordinary Shares issuable upon such exercise We will have broad discretion over the use of proceeds from the exercise of these Warrants. To the extent that any of these Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of these Warrants will decrease. Any proceeds from the exercise of the Warrants would increase our liquidity, but our ability to fund our operations is not dependent upon receipt of cash proceeds from the exercise of the Warrants.
There is no assurance that our Warrants will be in the money prior to their expiration or that the holders of the Warrants will elect to exercise any or all of such Warrants. The likelihood that Warrant holders will exercise their Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the issued and outstanding Warrants, will be dependent on the trading price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of our Warrants, which is $11.50 per share, we believe Warrant holders will be unlikely to exercise their Warrants. As the closing price of our Class A Ordinary Shares was $2.01 as of September 24, 2024, we believe that holders of the Warrants are currently unlikely to exercise their Warrants. Accordingly, we do not expect to rely on the cash exercise of Warrants to fund our operations.
On October 18, 2023, the SEC declared effective a registration statement on Form F-3, under which the selling securityholders identified therein or their permitted transferees may offer and sell, from time to time, up to 38,542,254 Class A Ordinary Shares, 9,350,000 Warrants and 9,350,000 Class A Ordinary Shares underlying such Warrants. Given the substantial number of Class A Ordinary Shares registered for potential resale by the selling securityholders, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders holding a large number of shares intend to sell their shares, could increase the volatility of the market price of our Class A Ordinary Shares or result in a significant decline in the public trading price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, and any related volatility or decrease in market price of our Class A Ordinary Shares and Warrants, might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows:

	Six months ended June 30,
($ in thousands)	2023	2024
Cash flows from (used in) operating activities	$6,449	$5,518
Cash flows from (used in) investing activities	(131,003)	(7,943)
Cash flows from (used in) financing activities	(632)	(239)
Effects of exchange rates changes on cash and cash equivalents	(262)	(411)
Net increase (decrease) in cash and cash equivalents	$(125,448)	$(3,075)

Cash Flows Generated from (Used in) Operating Activities
Cash flows generated from or used in operating activities primarily relate to the collection of accounts receivables, payment of provision and payables, net interest received and income tax paid. Our business primarily operates in a prepaid service subscription model, enabling us to collect cash in advance upon the signing of contract and then deliver services pursuant to terms of contract.
Net cash generated from operating activities decreased by $0.9million, or 14.4%, from $6.4 million for the six months ended June 30, 2023 to $5.5 million for the six months ended June 30, 2024. This change was primarily due to less interests received compared to the same period in 2023.
Cash Flows Generated from (Used in) Investing Activities
Cash flows generated from or used in investing activities primarily relates to acquisition of financial assets, proceeds from disposal of financial assets, acquisition of property, plant and equipment, acquisition of intangible assets, and changes in guarantee deposits paid.
Net cash used in investing activities was $7.9 million for the six months ended June 30, 2024 and net cash used in investing activities was $131.0 million for the six months ended June 30, 2023. The substantial decrease of net cash used in investing activities was primarily attributable to the reduced acquisition of six-month time deposits classified as current financial assets at amortized cost according to IFRS, partially offset by proceeds from disposal of financial assets at amortized cost.
Cash Flows Generated from (Used in) Financing Activities
Net cash used in financing activities was $0.2 million for the six months ended June 30, 2024, consisting of $0.2 million in the repayment of the principal portion of lease liabilities.
Net cash from financing activities was $0.6 million for the six months ended June 30, 2023, primarily consisting of $0.4 million in the payments to acquire treasury shares, and $0.2 million in the repayment of the principal portion of lease liabilities.

Material Contractual Obligations and Commitments
During the periods presented, we did not have any material contractual obligations and commitments other than two office leases entered into by and between Perfect Mobile Corp., a wholly-owned subsidiary of the Company, and CyberLink Corp., a related party, for two years starting from June 1, 2023 and December 1, 2023 respectively, and an office lease entered into by and between Perfect Mobile Corp., a wholly-owned subsidiary of the Company, and ClinJeff Corp., a related party, for two years starting from May 15, 2024.
Off-Balance Sheet Arrangements
During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.
Critical Accounting Estimates
Our Interim Financial Statements have been prepared in accordance with IFRS. The preparation of our Interim Financial Statements requires us to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 5 “Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty” to our Interim Financial Statements included elsewhere in this MD&A for additional information on our critical accounting estimates.
Recent Accounting Pronouncements
For a discussion of our new or recently adopted accounting pronouncements, see Note 3 “Application of New Standards, Amendments and Interpretations” to our Interim Financial Statements.
Emerging Growth Company Status
As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company. As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.
The Company will remain an emerging growth company under the JOBS Act until the earliest of:
(1)the last day of the fiscal year (a) following the fifth anniversary of the date on which Class A Ordinary Shares were offered in connection with the Transactions, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or
(2)the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.
Foreign Private Issuer Status

We are an exempted company limited by shares incorporated in 2015 under the laws of the Cayman Islands. We are a foreign private issuer within the meaning of the rules under the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2025. Even after we no longer qualifies as an emerging growth company, for so long as we qualify as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.
We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.
We are a non-U.S. company with foreign private issuer status and are listed on the NYSE. NYSE rules permit a foreign private issuer such as us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE corporate governance listing standards. Among other things, we are not required to have:
•a majority of the Board consisting of independent directors;
•a compensation committee;
•a nominating committee; or
•regularly scheduled executive sessions with only independent directors each year.
We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we are no longer qualified as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.
If at any time we cease to be a foreign private issuer, we will take all action necessary to comply with the applicable rules of the SEC and the NYSE.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to various risks in relation to financial instruments. The main types of risks are foreign currency risk and interest rate risk. While we may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, we do not have foreign-exchange hedging contracts in place with respect to all currencies in which we do business.
Foreign Currency Risk
We are exposed to foreign exchange risk on transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings that are denominated in a currency other than the respective functional currencies of our entities. Our sales are substantially denominated in U.S. dollars, but the functional currencies of our entities also include Euro Dollars, RMB and Japanese yen. Accordingly, changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statements of operations.
Interest on external borrowings is denominated in the currency of the borrowing. Generally, our entities’ external borrowings are denominated in currencies that match the cash flows generated by the underlying operations, which is also the currency of the country in which the entity operates.
For the six months ended June 30, 2024, we had $0.3 million of other comprehensive loss generated from the exchange differences on translation of foreign operations, whereas for the same period in 2023, we had $0.2 million of other comprehensive loss generated from the same.
A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations.
Based on the above, we believe we are not exposed to significant currency transactional foreign currency risk. While we have not engaged in the hedging of our foreign currency transactions to date and do not enter into any hedging contracts for trading or speculative purposes, we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact that hedging activities would have on our results of operations.
Interest Rates Risk
Given that we have no indebtedness as of the date of this MD&A, the risk arising from the fluctuation of interest rates should only be limited to interest income from interest-bearing assets such as cash and cash-equivalent assets and financial assets at amortized cost that bear variable interest rates.
Credit Risk

Credit risk refers to the risk of financial loss to us arising from default by the customers or counterparties of financial instruments on the contract obligations. Our main credit risk was that counterparties could not repay in full the accounts receivables based on the agreed terms and the financial assets at amortized cost.
We actively monitor and manage our credit risk by performing credit checks and monitoring credit limits. With respect to banks and financial institutions, we only accept independently rated parties with a minimum rating of “A.” With respect to our customers, our local entities are responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by our Board.
Liquidity Risk
We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.
Cautionary Note Regarding Forward-Looking Statements
This MD&A includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “seek,” “schedule,” or similar expressions.
Such forward-looking statements, if any, with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. The risk factors and cautionary language discussed in this MD&A and the Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•changes in applicable laws or regulations;
•our estimates of expenses and profitability;
•our ability to innovate, develop and provide new products and services or upgrade our existing products and services in a timely and cost-effective manner;

•our ability to retain and expand sales to existing brands or attract new brands;
•our ability to compete effectively or maintain market leadership in the markets in which we currently operate or expand into;
•our ability to meet the challenges presented by our increasingly globalized operations;
•our ability to maintain and enhance our brand awareness;
•our need to retain, attract or maintain high-quality personnel;
•continued and increased consumer engagement with brands in our portfolio and our mobile apps;
•changes in laws and regulations related to privacy and data protection;
•the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain our management and key employees;
•our ability to enforce, protect and maintain intellectual property rights; and
•the other matters described in the section entitled “Risk Factors” of the Annual Report.
Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those anticipated in these forward-looking statements. There may be additional risks currently considered to be immaterial or which are unknown. It is not possible to predict or identify all such risks.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.
All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.